Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

The following is an e-mail communication to The E.W. Scripps Company television station General Managers and other employees of The E.W. Scripps Company who report to Brian Lawlor, Senior Vice President, Television.

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To: GMs and direct reports, cc: HRBPs
From: Brian L.
Subject: Scripps-Journal transaction: employee communications materials

It is a historic evening in the history of The E.W. Scripps Company. As you have probably seen in the last few minutes, Scripps has announced two significant changes.

1.	Journal Communications will merge its 13 television stations into The E.W. Scripps Company creating the country’s fifth-largest independent TV company.

2.	Scripps and Journal Communications will spin off their newspaper operations, creating a new company called Journal Media Group. The company will be based in Milwaukee.

Why Journal Communications
The Journal TV stations are a perfect fit for Scripps. Journal is also a 100+ year old media company that has its foundation in serving local communities through electronic and print news and information. Their commitment to public service and market-defining journalism is consistent with the mission of Scripps. Amazingly, there is no duplication of markets within our joint TV divisions. We will have the opportunity to expand our footprint into great political states like Wisconsin and Nevada, while also creating geographic complements to several of our markets with stations in Tucson, Lansing and Fort Myers. Journal owns both TV and radio stations in four of its current markets, and we will be able to grow our mutual brands in Tulsa by combining our TV station and their five radio stations.

For the first time in our company’s history we will own stations with all four of the major networks. Once combined, our company will have 15 ABC, five NBC, three FOX, two CBS, two MyNetwork, one CW, one independent and five Azteca affiliates.

Employee communication information
I know you and your employees will have a lot of questions today. At 11:30 a.m. ET, we have a GM conference call scheduled. At that time, I can discuss more details about this deal and answer some of your initial questions. I suggest you schedule a station meeting with your employees for tomorrow so you can answer more of their questions. Attached is an employee communications toolkit that should provide much of the information you will need.

•	First, take a look at the document titled Meeting Guide and Toolkit Overview. This contains the company-wide communications schedule and outlines the materials in the toolkit.

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Another piece of the toolkit is a video announcement you can play during the employee meeting. This will post later tonight. In it, Rich and I provide additional details about what this deal means for the broadcast division. You can access the video just as you did for my quarterly video a couple of months ago - on the Scripps FTP site. The “Rich-Brian announcement video” will be in the brianlawlorquarterlyvideo folder.

•	The attached FAQ should help you understand what this announcement means to the company and to your employees so you can address questions before the employee meeting occurs.

Please note: do not forward this email or any of the attachments to employees. Use the resources in the communication toolkit for meetings and as a reference when speaking with employees. Additionally, because of SEC rules, we ask that you do not create any new communication materials regarding this information. If you have communications needs, please contact Carolyn Micheli, vice president of Investor Relations and Corporate Communications, at carolyn.micheli@scripps.com.

Remain focused
As you would imagine, the impact on the newspaper employees will be more significant than those in our TV division. The best message you can communicate is that we remain business as usual. Just like during our acquisitions of the McGraw Hill and Granite stations, our other stations continued to focus on audience and revenue growth while the company handled the details of onboarding the new stations. I expect that to be the case as we move through the next few months.

Due to the material nature of this announcement, and the impact on two publicly traded companies, I couldn’t bring you into the loop sooner. With this finally public, I look forward to talking with you in much more detail.

I look forward to speaking with you shortly.
Brian

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.
Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.